Exhibit 99.1

Rio Tinto Group

Unaudited Condensed Interim Financial Report

Period ended June 30, 2014

TABLE OF CONTENTS

About Rio Tinto	2

Forward looking statements	2

Net earnings and underlying earnings	7

Commentary on the Group financial results	7

Rio Tinto financial information by business unit	11

Notes to financial information by business unit	13

Review of operations	14

Directors’ report	22

Non-GAAP measures	24

Financial statements	F

This document includes portions of the previously published results of announcement of Rio Tinto (as defined on page 2) as of, and for the six months ended June 30, 2014, announced on August 7, 2014. For more information on our use of non-GAAP financial measures in this report, see the section entitled “Net earnings and underlying earnings” and the detailed reconciliation on page 24. This document does not update or otherwise supplement the information contained in the previously published results announcement although certain information that is outdated or has been superseded has been removed, and in some cases modified, to preserve accuracy for the purposes of this filing.

About Rio Tinto

Rio Tinto is a leading international mining group headquartered in the UK, combining Rio Tinto plc, a London and New York Stock Exchange listed company, and Rio Tinto Limited, which is listed on the Australian Securities Exchange.

Rio Tinto’s business is finding, mining, and processing mineral resources. Major products are aluminium, copper, diamonds, gold, industrial minerals (borates, titanium dioxide and salt), iron ore, thermal and metallurgical coal and uranium. Activities span the world and are strongly represented in Australia and North America with significant businesses in Asia, Europe, Africa and South America.

Forward-looking statements

This announcement includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical facts included in this announcement, including, without limitation, those regarding Rio Tinto’s financial position, business strategy, plans and objectives of management for future operations (including development plans and objectives relating to Rio Tinto’s products, production forecasts and reserve and resource positions), are forward-looking statements. These statements may generally, but not always, be identified by the use of words such as “anticipates”, “should”, “expects”, “estimates”, “believes”, “intends”, “aims”, “projects”, “will”, “targets”, “set to”, “may”, “plans” or similar expressions. In particular, among other statements, certain statements under the caption “Dividends” and elsewhere in this report with regard to expected levels of growth, profitability, capital expenditure, returns to shareholders (capital or otherwise) and dividends are all forward-looking in nature.

Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance, achievements, strategy, plans or objectives of Rio Tinto, or industry results, to be materially different from any future results, performance, achievements, strategy, plans or objectives expressed or implied by such forward-looking statements. Such forward-looking statements are based on numerous assumptions regarding Rio Tinto’s present and future business strategies and the environment in which Rio Tinto will operate in the future. Among the important factors that could cause Rio Tinto’s actual results, performance or achievements to differ materially from those in the forward-looking statements are levels of actual production during any period, levels of demand and market prices, the ability to produce and transport products profitably, the impact of foreign currency exchange rates on market prices and operating costs, operational problems, political uncertainty and economic conditions in relevant areas of the world, the actions of competitors, activities by governmental authorities such as changes in taxation or regulation and such other risk factors identified in Rio Tinto’s most recent Annual Report and Accounts in the United Kingdom and Australia and the most recent Annual Report on Form 20-F filed with the United States Securities and Exchange Commission (the “SEC”) or Form 6-Ks furnished to, or filed with, the SEC. Forward-looking statements should, therefore, be construed in light of such risk factors and undue reliance should not be placed on forward-looking statements. These forward-looking statements speak only as of the date of this announcement. Rio Tinto expressly disclaims any obligation or undertaking (except as required by applicable law, the UK Listing Rules, the Disclosure and Transparency Rules of the Financial Conduct Authority and the Listing Rules of the Australian Securities Exchange) to release publicly any updates or revisions to any forward-looking statement contained herein to reflect any change in Rio Tinto’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

Nothing in this announcement should be interpreted to mean that future earnings per share of Rio Tinto plc or Rio Tinto Limited will necessarily match or exceed its historical published earnings per share.

Rio Tinto 2014 Form 6-K    2

Results for the six months ended 30 June 2014

Continued performance improvement through cost reductions and production records

–	Sustainable cost reductions have already exceeded the full year 2014 target, with $3.2 billion of operating cost improvements compared with 2012. A further $1 billion of sustainable operating cash cost improvements are now anticipated by the end of 2015. The rate of cost savings is expected to slow to around $250 million in the second half of 2014, due to planned operational activities, in particular the maintenance shut at the Kennecott Utah Copper smelter. In 2015 the pace of cost savings is expected to increase again, to around $750 million in 2015 compared with 2014.

–	Exploration and evaluation costs reduced to $340 million in the first half. The Group expects full year expenditure to be maintained at less than $900 million going forward.

–	Net headcount reduction of 2,200 across the Group’s managed operations during the first half of the year. This includes 750 roles which left the Group from divested assets.

–	Strong operational performance with first half records set for iron ore production and shipments and thermal coal production. Iron ore growth predominantly consists of high quality Pilbara Blend products, the reference point for the 62 per cent index, which continue to command attractive prices.

–	Extending our competitive advantages as the Pilbara’s lowest cost producer with unit cash costs of $20.40 per tonne, excluding royalties and freight, in 2014 first half, and an average realised iron ore price of $99 per wet metric tonne.

–	Higher copper volumes driven by improved grades and concentrator recoveries at Kennecott Utah Copper and the ramp-up at Oyu Tolgoi. Sales exceeded production at Oyu Tolgoi as logistics commissioning issues were resolved, enabling a strong acceleration in shipments.

–	Gove now operating as a bauxite export business following the curtailment of the refinery in May and is expected to ramp up export capacity to 8 million tonnes per annum (Mt/a) by the end of 2015.

Strengthening our balance sheet by increasing operating cash flows and reducing capex

–	Cash flows from operations of $8.7 billion, up eight per cent compared with 2013 first half, reflecting continued cost reductions and strong volume growth. These compensated for lower prices, $0.6 billion of adverse current trade working capital movements and $0.4 billion lower dividends from Escondida.

–	Capital expenditure reduced to $3.6 billion in 2014 first half. 2014 capex is now expected to be around $9 billion, $2 billion below previous guidance, with capex in 2015 expected at around $8 billion. Beyond 2015, capex is expected to be maintained at around $8 billion a year in the medium term.

–	Net debt reduced to $16.1 billion at 30 June 2014, $1.9 billion less than on 31 December 2013 and $6.0 billion less than on 30 June 2013. First half 2014 cash inflows included $1.2 billion from holders of non-controlling interests relating to the Turquoise Hill Resources Ltd (Turquoise Hill) rights issue and $1.0 billion from completion of the Clermont mine divestment. In 2014 first half, the Group repaid $2.7 billion of borrowings.

Delivering results

–	Full ramp-up of the Pilbara iron ore expansion to 290 Mt/a achieved in May, two months ahead of schedule. This marks a major milestone in the delivery of our Pilbara growth plan.

–	The rail duplication and track work required for the 360 Mt/a expansion is now complete. Critical 360 Mt/a port infrastructure on track for anticipated completion by the end of the first half of 2015.

–	The Aluminium group achieved EBITDA of $1.1 billion, up 26 per cent on 2013 first half, despite LME aluminium prices averaging nine per cent lower.

–	Strong performance from the Copper group reflected increased volumes from Kennecott Utah Copper and ramp-up at Oyu Tolgoi, as well as enhanced productivity and improving cost position.

Rio Tinto 2014 Form 6-K    3

Significant potential for growth in free cash flows

–	Strong cash flow generation from a low-cost diversified portfolio of world-class assets, demonstrating considerable resilience to commodity price changes.

–	Industry-leading growth in the highest margin businesses: delivering eight per cent compound annual copper-equivalent growth from 2012 to 2015.

–	A strong foundation is in place for material increases in cash returns to shareholders following a reduction in net debt of $6 billion over the past year and the improved cash flow generation capability of the business.

–	The Group is committed to the progressive dividend policy, with considerable capacity to further enhance this with consistent additional cash returns to shareholders in the future.

	First half 2014 US$m	First half 2013 US$m	Change US$m	Change %
Underlying EBITDA[1]
Iron ore	8,092	7,635	+457	+6%
Aluminium	1,097	870	+227	+26%
Copper	1,177	896	+281	+31%
Energy	211	402	(191)	-48%
Diamonds & Minerals	567	550	+17	+3%
Other operations/other items/exploration	(691)	(754)	+63	+8%

	10,453	9,599	+854	+9%

Underlying earnings
Iron ore	4,683	4,273	+410	+10%
Aluminium	373	214	+159	+74%
Copper	594	348	+246	+71%
Energy	(19)	(52)	+33	+63%
Diamonds & Minerals	160	192	(32)	-17%
Other operations/other items/exploration/interest	(675)	(746)	+71	+10%

	5,116	4,229	887	+21%

[1]	Underlying EBITDA excludes the same items that are excluded in arriving at Underlying earnings. See page 11 for further detail and a reconciliation to profit on ordinary activities before finance items and tax.

Rio Tinto 2014 Form 6-K    4

Economic outlook

–	Overall, we remain confident of the long-term fundamentals of demand, whilst recognising the changing nature of China’s economic development.

–	Global GDP growth in 2014 is expected to exceed three per cent which will support commodity demand.

–	The Chinese Government is dealing effectively with the rebalancing of its economy, with its desired GDP growth of 7.5 per cent in 2014 on target.

–	Rio Tinto continues to forecast Chinese crude steel production reaching 1 billion tonnes towards 2030 as urbanisation rates approach 70 per cent. Chinese crude steel production currently stands at 830 Mt/a: steel demand in China is expected to grow by between three and four per cent in 2014 compared with 2013.

–	Approximately 125 million tonnes of high-cost iron ore supply is expected to exit the market in 2014, as lower-grade producers from China and less traditional supply countries curtail production. This is expected to offset the impact of new supply to seaborne markets during 2014 from Australian and Brazilian producers.

–	Recent supply increases from new copper mines has moved the copper market into surplus.

–	Chinese demand for alternative sources of bauxite is expected to increase as stocks are depleted and Indonesian material remains unavailable due to the export ban.

–	Aluminium supply curtailments and stronger demand are expected to mitigate the impact of regulatory changes on inventories. The market excluding China is currently in deficit.

Global growth

Overall, we remain confident of the long-term fundamentals of demand, whilst recognising the changing nature of China’s economic development. Volatility in global financial markets is currently low, attributable to clear monetary policy direction from central banks, but geopolitical uncertainties, notably in Ukraine, the Middle East and the South China Sea, and economic risks could give rise to short-term fluctuations in our markets.

In China, we still expect annual growth to end up near the official forecast of 7.5 per cent due to targeted expansionary policies. Endeavouring to address imbalances from its investment-led growth model, Chinese authorities are engaged in a delicate balancing act to control credit expansion while limiting loss of confidence and negative effects spreading across the national economy.

The large stimulus packages of the past have been replaced with a range of tailored measures to prevent adjustments escalating into a negative spiral. Intervention has included directives to banks, a modest depreciation of the Chinese RMB to unwind speculative currency inflows and a symbolic tolerance towards small bond defaults. This intervention has been well managed so far with improvements in export growth and, to a lesser degree, manufacturing contributing to China’s GDP growth.

These measures have contributed to a bearish short-term outlook in China’s property market. Weak sales growth, high inventories and financing difficulties are contributing to weak fundamentals. Offsetting this, in part, the Government is incentivising infrastructure investment.

In the United States, the rebound in second quarter growth, after the negative impacts from weather disruptions earlier in the year, indicates that the backbone of the recovery seems intact. Unemployment has fallen and inflationary pressures are starting to build, once again raising questions over the timing of the first rise in the Federal Reserve rate since the global financial crisis.

The Eurozone continues to flirt with deflation risks, sparking debate over quantitative easing from the European Central Bank. Growth remains unbalanced with Germany leading a stronger core while countries with high debt levels continue to lag despite bond yields being back to pre-crisis levels. While growth is returning to the Eurozone for the first time since 2011, it remains anaemic and with unresolved underlying fragilities.

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Commodities

In the second half of 2014, China’s crude steel production is expected to remain at the current level of approximately 830 Mt/a, with steel demand expected to grow by between three and four per cent over the previous year. Growth in infrastructure (up around nine per cent), machinery (up around five per cent) and transport (up around 14 per cent) are expected to outweigh the weakness in residential construction activity (down around three per cent). There has also been a strong increase in Chinese finished steel exports in recent months, in particular to Japan, Korea, Taiwan and the ASEAN region with net finished steel exports approximately 40 per cent higher in 2014 first half compared with the same period of 2013. Much of the new non-Rio Tinto iron ore supply has been of lower iron ore content with higher contaminants. This has led to a more marked price differential between the 58 per cent and 62 per cent indices and greater discounting of lower-quality material by some producers. In turn, lower-grade producers from China and less-traditional supply countries have started to curtail production, with approximately 125 million tonnes of high-cost supply expected to exit the market in 2014.

New mine supply has also moved the copper market into surplus over the past year, although the effects on prices have been more muted, with additional supply absorbed by Chinese bonded warehouses. Chinese corporate bond defaults in March raised concerns over a potential hardening of regulation on copper stock financing, resulting in price volatility. While more copper supply is expected to ramp up over the coming year, the long-term fundamentals remain supported by the complexity and high cost of new projects.

Aluminium premiums, excluding China, reached record levels in 2014, in line with increased demand and a lack of physical supply. Regulatory changes that increase the speed with which stocks can exit LME warehouses may result in declining premiums, but supply curtailments and stronger demand should mitigate this impact with the market outside China now in deficit. Meanwhile, the ore export ban has stopped flows of Indonesian bauxite into China. The impact on prices has so far been limited as Chinese refineries had built significant inventory positions. These have begun to deplete, which could result in stronger demand for alternative bauxite supplies if Indonesian exports do not resume in the coming months.

Rio Tinto 2014 Form 6-K    6

Net earnings and underlying earnings

In order to provide additional insight into the performance of its business, Rio Tinto reports underlying earnings. The differences between underlying earnings and net earnings are set out in the following table (all numbers are after tax and exclude non-controlling interests).

Six months to 30 June	2014 US$m	2013 US$m
Underlying earnings	5,116	4,229
Items excluded from underlying earnings
Impairment charges	(843)	(119)
(Losses)/gains on consolidation and disposal of interests in businesses	(157)	114
Exchange gains/(losses) on debt / mark-to-market derivatives	589	(1,854)
Other excluded items	(303)	(650)

Net earnings	4,402	1,720

Explanation on excluded items is given on pages 8 and 9. A detailed reconciliation from underlying earnings to net earnings, which includes pre-tax amounts plus additional explanatory notes, is given on page 24.

Commentary on the Group financial results

The principal factors explaining the movements in underlying and net earnings are set out in the table below (all numbers are after tax and non-controlling interests).

	Underlying earnings US$m	Net earnings US$m
2013 first half	4,229	1,720
Prices	(1,392)
Exchange rates	505
Volumes	911
General inflation and energy	(173)
Lower cash costs (pre-tax $929m)	661
Lower exploration and evaluation costs	219
Tax	188
Non cash / interest / other	(32)

Total changes in underlying earnings	887	887
Increase in impairment charges		(724)
Movement in gains and losses on consolidation and disposal of interests in businesses		(271)
Movement in exchange differences and gains on debt and derivatives		2,443
Other movements		347

2014 first half	5,116	4,402

Prices

The effect of price movements on all major commodities in 2014 first half was to decrease underlying earnings by $1,392 million compared with 2013 first half.

The average Platts price for 62 per cent iron Pilbara fines was 20 per cent lower on average compared with 2013 first half while hard coking coal benchmark prices were 22 per cent lower and thermal coal spot prices averaged 16 per cent lower. Average copper prices were down nine per cent and LME prices for gold and aluminium averaged 15 and nine per cent lower, respectively.

Rio Tinto 2014 Form 6-K    7

Exchange rates

Compared with 2013 first half, the US dollar, on average, rose by ten per cent against the Australian dollar, by seven per cent against the Canadian dollar and by 14 per cent against the South African rand. The effect of all currency movements was to increase underlying earnings relative to 2013 first half by $505 million.

Volumes

Volumes enhanced earnings by $911 million compared with 2013 first half. These were achieved primarily in iron ore, where a new annual sales volume record was achieved, due to increased capacity at the Pilbara ports and productivity improvements. Volumes also rose in copper, from the recovery at Kennecott Utah Copper, in line with higher ore grades and increased throughput.

Cash costs, exploration and evaluation

Rio Tinto made further strong progress on its cost reduction programme and has now exceeded its $3 billion target compared with the 2012 base. In 2014 first half, the Group realised $929 million pre-tax ($661 million post tax) in operating cash cost savings. This was in addition to the $2,279 million pre-tax ($1,559 million post-tax) achieved in 2013.

Exploration and evaluation spend was reduced by $187 million (on a consolidated, pre-tax basis) in the first half. Evaluation spend has been prioritised on those projects with the greatest potential to deliver value in the medium term, with spend on certain longer dated options reduced.

In 2014 first half, the Group reduced headcount by 2,200, of which 750 roles left the Group through divested assets.

Tax

The 2014 first half effective corporate income tax rate on underlying earnings, excluding equity accounted units, was 30 per cent compared with 38 per cent in 2013 first half. The decreased charge was primarily attributable to lower Minerals Resource Rent Tax (MRRT) in line with lower iron ore prices and the absence of prior year tax provisions. The Group expects an effective tax rate in the range of 30 to 33 per cent in 2014.

Non-cash / interest / other

The Group interest charge was $17 million higher than in 2013 first half, mainly reflecting lower capitalised interest following completion of capital projects in 2013.

In 2013 first half there was a $128 million earnings impact from an iron ore royalty payable to joint venture partners following a court decision. There was no such charge in 2014 first half.

Items excluded from underlying earnings

Total impairment charges of $843 million were recognised in 2014 first half. As a result of further revisions to future capital required to complete the modernisation project at Kitimat in British Columbia, and related impacts on the project, the Kitimat assets were impaired by $800 million (net of tax). First production from the Kitimat Modernisation Project is expected during the first half of 2015. Other impairment charges relate to a site closure and an anticipated disposal in the aluminium portfolio.

Net losses on disposal of interests in businesses of $157 million arose mainly from indemnities provided in respect of prior disposals and further adjustments in respect of contractual obligations for product sales and delivery which remain with the Group following the sale of the Clermont mine on 29 May 2014.

Non cash exchange and derivative gains of $589 million arose primarily on US dollar debt in non-US dollar functional currency Group companies, and on intragroup balances, in addition to revaluation of certain derivatives which do not qualify for hedge accounting. The exchange gains are largely offset by currency translation losses recognised in equity and the quantum of US dollar debt, which will be repaid from US dollar sales receipts and US dollar divestment proceeds, is therefore unaffected.

Rio Tinto 2014 Form 6-K    8

In 2013 first half, impairment charges of $119 million mainly related to a reduction in the carrying value of the Eagle nickel-copper project following the signing of a binding sales agreement. Non cash exchange losses of $1,854 million in 2013 first half arose primarily on US dollar debt in non US dollar functional currency companies. In April 2013, the Kennecott Utah Copper mine experienced a slide along a geological fault line of its north-eastern wall. Charges of $340 million were excluded from underlying earnings in 2013 first half, primarily comprising the write-off of certain deferred stripping assets and damaged equipment.

Cash flow

Cash flows from operations, including dividends from equity accounted units, were $8.7 billion, eight per cent higher than 2013 first half, reflecting the positive impact of higher volumes and the cost reduction initiatives. The variance was lower than the earnings momentum due to $0.6 billion of adverse current trade working capital movements and $0.5 billion lower dividends from equity accounted units, mainly related to Escondida. Tax payments in 2014 first half of $2.5 billion were $0.6 billion or 31 per cent higher than in 2013 first half driven by the move to monthly tax payments in Australia.

Purchase of property, plant and equipment and intangible assets (net of proceeds of sales of property, plant and equipment) declined by $3.4 billion or 48 per cent to $3.6 billion in 2014 first half, following the completion of five major capital projects in 2013 (Pilbara iron ore infrastructure expansion to 290 Mt/a, Oyu Tolgoi copper/gold mine, AP60 aluminium smelter, Kestrel coking coal mine and Argyle underground diamonds mine). Ongoing capital projects include the second phase expansion of the Pilbara iron ore infrastructure to 360 Mt/a, due to come on-stream at the end of the first half of 2015, and the modernisation of the Kitimat aluminium smelter in British Columbia which is due to be commissioned in the first half of 2015.

Disposal of businesses of $1.0 billion in 2014 first half reflect the sale of the Group’s interests in the Clermont thermal coal mine which completed on 29 May 2014.

Dividends paid in 2014 first half of $2.0 billion reflected the 15 per cent increase in the 2013 final dividend paid in April 2014.

In January 2014, $1.2 billion from the Turquoise Hill rights offering was recognised as proceeds from issue of equity to holders of non-controlling interests.

Statement of financial position

Net debt (see page F-7) decreased from $18.1 billion at 31 December 2013 to $16.1 billion at 30 June 2014 as operating cash inflows and proceeds from divestments and the Turquoise Hill rights offering more than compensated for the outflows relating to capital expenditure and the increase in the dividend. Net debt to total capital was 22 per cent at 30 June 2014 (31 December 2013: 25 per cent) and interest cover was 12 times, unchanged from 2013 first half.

Adjusted total borrowings at 30 June 2014 were $25.7 billion. The weighted average cost of total borrowings was approximately four per cent and the weighted average maturity was around nine years. The maximum amount, within non-current borrowings, maturing in any one calendar year was $3.3 billion. At 30 June 2014, approximately three quarters of Rio Tinto’s total borrowings were at fixed interest rates.

In 2014 first half, the group repaid a net $2.7 billion of borrowings including the maturity of $2.5 billion of bonds and $0.2 billion of commercial paper.

Cash and cash equivalents at 30 June 2014 were $9.6 billion (31 December 2013: $10.2 billion).

Profit for the period

Net earnings and underlying earnings, which are the focus of the commentary in this report, refer to amounts attributable to owners of Rio Tinto. Net earnings attributable to the owners of Rio Tinto in 2014 first half totalled $4,402 million (2013 first half: $1,720 million). The Group recorded a profit in 2014 first half of $4,285 million (2013 first half: $1,685 million) of which a loss of $117 million (2013 first half: loss of $35 million) was attributable to non-controlling interests.

Rio Tinto 2014 Form 6-K    9

Dividends

The aim of Rio Tinto’s progressive dividend policy is to increase the US dollar value of ordinary dividends per share over time. Dividends are determined in US dollars. Rio Tinto plc dividends are declared and paid in pounds sterling and Rio Tinto Limited dividends are declared and paid in Australian dollars, converted at exchange rates applicable on 5 August 2014 (the latest practicable date prior to the declaration of the dividend).

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Rio Tinto financial information by business unit

	Rio Tinto interest %		Gross revenue (a)		EBITDA (b)		Net earnings (c)
			for the 6 months ended		for the 6 months ended		for the 6 months ended
			30 June 2014 US$m	30 June 2013 US$m	30 June 2014 US$m	30 June 2013 US$m	30 June 2014 US$m	30 June 2013 US$m
Iron Ore
Hamersley	100.0		9,664	8,738	6,087	5,793	3,774	3,476
Robe River (d)	53.0		2,012	2,014	1,662	1,502	796	717
Iron Ore Company of Canada	58.7		865	990	318	368	97	117

Product group operations			12,541	11,742	8,067	7,663	4,667	4,310
Evaluation projects/other			55	55	25	(28)	16	(37)

			12,596	11,797	8,092	7,635	4,683	4,273

Aluminium	(e	)
Bauxite & Alumina			1,558	1,659	189	166	2	(26)
Primary Metal – North America			1,982	2,028	502	413	170	89
Primary Metal – EMEA			796	884	110	81	33	45
Primary Metal – Pacific			1,143	1,205	172	97	93	30
Other Integrated Operations			306	431	24	(11)	—	(30)
Intersegment			(1,321)	(1,452)	(19)	(3)	(16)	—

Integrated Operations			4,464	4,755	978	743	282	108
Other Product Group Items			1,136	1,468	57	63	43	49

Product group operations			5,600	6,223	1,035	806	325	157
Evaluation projects/other			152	71	62	64	48	57

			5,752	6,294	1,097	870	373	214

Copper
Kennecott Utah Copper	100.0		1,221	1,071	661	365	400	125
Escondida	30.0		1,191	1,247	663	666	315	341
Grasberg joint venture	(f	)	16	—	(1)	(9)	(10)	(16)
Oyu Tolgoi	(g	)	512	(g )	6	(g )	(12)	(g )
Palabora	(h	)	—	526	—	106	—	42
Northparkes	(h	)	—	185	—	117	—	66

Product group operations			2,940	3,029	1,329	1,245	693	558
Evaluation projects/other			21	92	(152)	(349)	(99)	(210)

			2,961	3,121	1,177	896	594	348

Energy
Rio Tinto Coal Australia	(i	)	1,973	2,205	350	464	124	122
Rio Tinto Coal Mozambique	(j	)	40	32	(53)	(62)	(53)	(73)
Rössing	68.6		97	142	2	14	(7)	(2)
Energy Resources of Australia	68.4		159	137	(76)	55	(78)	(48)

Product group operations			2,269	2,516	223	471	(14)	(1)
Evaluation projects/other			86	76	(12)	(69)	(5)	(51)

			2,355	2,592	211	402	(19)	(52)

Diamonds and Minerals
Diamonds	(k	)	431	403	156	95	18	5
Rio Tinto Iron & Titanium	(l	)	1,014	1,114	331	417	115	181
Rio Tinto Minerals			329	324	111	102	62	61
Dampier Salt	68.4		198	201	32	13	8	(1)

Product group operations			1,972	2,042	630	627	203	246
Simandou iron ore project			—	—	(41)	(43)	(24)	(24)
Evaluation projects/other			7	4	(22)	(34)	(19)	(30)

			1,979	2,046	567	550	160	192

Other Operations	(m	)	195	1,414	(233)	(195)	(182)	(158)

Intersegment transactions			(273)	(674)	—	(4)	—	(4)

Product Group Total			25,565	26,590	10,911	10,154	5,609	4,813

Other items					(372)	(464)	(279)	(381)
Exploration and evaluation					(86)	(91)	(69)	(75)
Net interest							(145)	(128)

Underlying earnings					10,453	9,599	5,116	4,229
Items excluded from underlying earnings			5	(27)	(665)	(557)	(714)	(2,509)

EBITDA/net earnings					9,788	9,042	4,402	1,720

Share of equity accounted unit sales and intra-subsidiary/equity accounted units sales			(1,233)	(2,052)
Depreciation & amortisation in subsidiaries excluding capitalised depreciation					(2,265)	(2,196)
Impairment charges					(1,142)	(242)
Depreciation & amortisation in equity accounted units					(235)	(202)
Taxation and finance items in equity accounted units					(257)	(315)

Consolidated sales revenue / Profit on ordinary activities before finance items and tax			24,337	24,511	5,889	6,087

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Rio Tinto financial information by business unit (continued)

	Rio Tinto interest %		Capital expenditure (n)		Depreciation & amortisation		Operating assets (o)
			for the 6 months ended		for the 6 months ended		as at
			30 June 2014 US$m	30 June 2013 US$m	30 June 2014 US$m	30 June 2013 US$m	30 June 2014 US$m	31 December 2013 US$m
Iron Ore
Hamersley	100.0		1,341	2,095	577	529	16,944	14,256
Robe River (d)	53.0		640	1,051	225	145	6,066	5,242
Iron Ore Company of Canada	58.7		88	207	79	78	1,669	1,553
Other			—	—	—	—	3	11

			2,069	3,353	881	752	24,682	21,062

Aluminium	(e	)
Bauxite & Alumina			92	128	169	185	5,218	5,063
Primary Metal – North America			655	737	253	269	9,864	10,084
Primary Metal – EMEA			65	99	57	19	1,911	1,818
Primary Metal – Pacific			56	73	56	49	630	405
Other Integrated Operations			(116)	50	37	36	1,345	1,444

Integrated Operations			752	1,087	572	558	18,968	18,814

Copper
Kennecott Utah Copper	100.0		339	493	159	145	2,850	2,634
Escondida	30.0		487	391	158	120	2,706	2,524
Grasberg joint venture	(f	)	91	77	15	19	790	761
Oyu Tolgoi	(g	)	78	531	141	101	4,961	4,863
Palabora	(h	)	—	18	—	—	—	—
Northparkes	(h	)	—	9	—	22	—	—
Other			16	61	28	57	62	1,288

			1,011	1,580	501	464	11,369	12,070

Energy
Rio Tinto Coal Australia	(i	)	67	404	195	234	3,848	3,945
Rio Tinto Coal Mozambique	(j	)	9	6	—	11	143	119
Rössing	68.6		23	25	12	12	107	99
Energy Resources of Australia	68.4		7	75	27	134	108	120
Other			—	—	—	—	557	589

			106	510	234	391	4,763	4,872

Diamonds and Minerals
Diamonds	(k	)	82	184	85	78	1,282	1,279
Rio Tinto Iron & Titanium	(l	)	77	149	121	123	4,877	4,859
Rio Tinto Minerals			43	44	21	17	674	669
Dampier Salt	68.4		4	9	14	15	232	228
Simandou iron ore project			35	166	7	5	810	808
Other			—	—	—	2	57	57

			241	552	248	240	7,932	7,900

Other Operations	(m	)	(35)	220	18	29	534	544

Product Group Total			4,144	7,302	2,454	2,434	68,248	65,262

Intersegment transactions							158	276
Net (liabilities)/assets of disposal groups held for sale	(p	)	—	—	—	—	(41)	771
Other items			(26)	88	39	49	(3,235)	(2,352)
Less: equity accounted units			(542)	(461)	(235)	(202)

Total			3,576	6,929	2,258	2,281	65,130	63,957

Add back: Proceeds from sale of fixed assets			269	31

Total capital expenditure (excluding proceeds)			3,845	6,960

Less: Net debt							(16,135)	(18,055)
Less: EAU funded balances excluded from net debt							(14)	(16)

Equity attributable to owners of Rio Tinto							48,981	45,886

Rio Tinto 2014 Form 6-K    12

Notes to financial information by business unit

Business units are classified according to the Group’s management structure. Where presentational revisions are made, comparative amounts are adjusted accordingly.

(a)	Includes 100 per cent of subsidiaries’ sales revenue and the Group’s share of the sales revenue of equity accounted units (after adjusting for sales to subsidiaries).

(b)	EBITDA of subsidiaries and the Group’s share of EBITDA relating to equity accounted units represents profit before: tax, net finance items, depreciation and amortisation charged to the income statement in the year. Underlying EBITDA excludes the same items that are excluded from Underlying earnings.

(c)	Represents profit after tax for the period attributable to the owners of Rio Tinto. Business unit earnings are stated before finance items but after the amortisation of discount related to provisions. Earnings attributed to business units do not include amounts that are excluded in arriving at Underlying earnings.

(d)	The Group holds 65 per cent of Robe River Iron Associates, of which 30 per cent is held through a 60 per cent owned subsidiary. The Group’s net beneficial interest is, therefore, 53 per cent.

(e)	Presented on an integrated operations basis splitting activities between Bauxite and Alumina, Primary Metal and Other integrated operations (which in total reflect the results of the integrated production of aluminium) and Other product group items which relate to other commercial activities. Following reintegration in 2013, the four aluminium smelters and the Gove bauxite mine previously grouped within Pacific Aluminium in Other Operations are included within the Aluminium group. The Gove alumina refinery is reported within Other Operations.

(f)	Under the terms of a contractual agreement, Rio Tinto is entitled to 40 per cent of additional material mined as a consequence of expansions and developments of the Grasberg facilities since 1998.

(g)	Rio Tinto’s interest in Oyu Tolgoi LLC is held indirectly through its 50.8 per cent investment in Turquoise Hill which in turn owns 66 per cent of Oyu Tolgoi. The results of Oyu Tolgoi prior to commissioning are included within evaluation projects / other for the six months ended 30 June 2013.

(h)	Rio Tinto completed the divestment of its 57.7 per cent interest in Palabora Mining Company on 31 July 2013 and of its 80 per cent interest in the Northparkes mine on 1 December 2013.

(i)	Includes Rio Tinto’s 80 per cent interest in Coal & Allied, through which Rio Tinto holds its beneficial interests in Bengalla, Mount Thorley and Warkworth of 32 per cent, 64 per cent and 44.5 per cent respectively.

(j)	Principal interests are the Benga project, a 65:35 joint venture with Tata Steel Limited, which is equity accounted, and the wholly owned Zambeze coal project.

(k)	Includes Rio Tinto’s interests in Argyle (100 per cent), Diavik (60 per cent) and Murowa (77.8 per cent).

(l)	Includes Rio Tinto’s interests in Rio Tinto Fer et Titane (‘RTFT’) (100 per cent), QIT Madagascar Minerals (80 per cent) and Richards Bay Minerals (‘RBM’, attributable interest of 74 per cent).

(m)	Other Operations include Rio Tinto’s 100 per cent interest in the Gove alumina refinery (refer to note e) and Rio Tinto Marine. During 2013, Rio Tinto completed the sale of Constellium and the Sebree aluminium smelter.

(n)	Capital expenditure comprises the net cash outflow on purchases less disposals of property, plant and equipment, capitalised evaluation costs and purchases less disposals of other intangible assets. The details provided include 100 per cent of subsidiaries’ capital expenditure and Rio Tinto’s share of the capital expenditure of equity accounted units.

(o)	Operating assets of subsidiaries comprise net assets excluding post retirement assets and liabilities, net of tax, and are before deducting net debt. Operating assets are stated after deduction of non-controlling interests, which are calculated by reference to the net assets of the relevant companies (i.e. inclusive of such companies’ debt and amounts due to or from Rio Tinto Group companies). In addition, Oyu Tolgoi’s operating assets are shown net of Turquoise Hill’s public shareholders’ interest in intragroup receivables from Oyu Tolgoi, previously shown in Other Copper. Comparative amounts have been adjusted accordingly.

(p)	Comprising Rio Tinto’s interests in the Blair Athol thermal coal mine and assets and liabilities relating to the anticipated disposal of Sør-Norge Aluminium. Net assets held for sale at 31 December 2013 comprised the Clermont and Blair Athol thermal coal mines, and the Zululand Anthracite Colliery (ZAC) which is no longer reported as held for sale. Amounts are presented after deducting non-controlling interests, including the non-controlling interests’ share of third party net debt and balances owed with Rio Tinto Group subsidiaries.

Rio Tinto 2014 Form 6-K    13

Review of operations

Iron Ore

	First half 2014	First half 2013	Change
Production (million tonnes – Rio Tinto share)	109.9	100.1	+10%
Production (million tonnes – 100%)	139.5	127.2	+10%
Gross revenue (US$ millions)	12,596	11,797	+7%
Underlying EBITDA (US$ millions)	8,092	7,635	+6%
Underlying earnings (US$ millions)	4,683	4,273	+10%
Cash flows from operations (US$ millions)	7,879	7,415	+6%
Capital expenditure (US$ millions)	2,069	3,353	-38%

The Simandou iron ore project is reported within Diamonds & Minerals, reflecting management responsibility.

Performance

The Iron Ore group’s underlying earnings of $4,683 million in 2014 first half were ten per cent higher than 2013 first half. This uplift was attributable to record sales volumes in the Pilbara, cost savings initiatives (which enhanced earnings by $181 million or $254 million pre-tax), a weaker Australian dollar and the absence of a $128 million one-off iron ore royalty payable following a court decision in the first half of 2013. This positive momentum was achieved despite the impact of lower prices which deflated earnings by $974 million.

The 38 per cent decline in capital expenditure reflects the completion of the port and rail element of the 290 Mt/a Pilbara expansion in 2013 and near-completion of the 290 Mt/a mine expansions.

Markets

2014 first half global sales of 142 million tonnes (100 per cent basis) set a new record and were 20 per cent higher than 2013 first half, as the Group reached a 290 Mt/a run rate in the Pilbara two months ahead of schedule. Sales exceeded production due to the drawdown of stockpiled iron ore inventory built at Pilbara mine sites in previous years to facilitate a ramp-up of the expanded port and rail facilities to 290 Mt/a.

Operations

2014 first half global iron ore production of 139.5 million tonnes (Rio Tinto share 109.9 million tonnes) also set a new record. A significant proportion of the additional tonnes have gone directly into Pilbara Blends, the largest traded iron ore products by volume and the industry reference iron ores in Asian steel markets.

At Iron Ore Company of Canada (IOC), saleable production was five per cent lower than in 2013 first half due to an unusually cold winter. Sales were constrained by frozen material: as a result, pellet sales were ten per cent lower and concentrate sales were 20 per cent lower than in 2013 first half.

Rio Tinto 2014 Form 6-K    14

New projects and growth options

On 13 May 2014, Rio Tinto announced that its Pilbara iron ore system of mines, rail and ports had reached a run rate of 290 Mt/a, two months ahead of schedule.

The rail duplication and track work required for the 360 Mt/a expansion is now complete. Critical 360 Mt/a port infrastructure remains on track for completion by the end of the first half of 2015.

In November 2013, Rio Tinto set out its breakthrough pathway to optimise the growth of mine capacity towards 360 Mt/a at a target all-in capital intensity of between $120-130 per tonne (100 per cent basis or low-US$100s a tonne Rio Tinto share), significantly lower than originally planned. A series of low-cost brownfield expansions will bring on additional tonnes to feed the expanded infrastructure. From a base run rate of 290 Mt/a in May 2014, annual mine production capacity is planned to increase by more than 60 million tonnes between 2014 and 2017. The majority of the low-cost growth will be delivered in the next two years, with mine production of more than 330 million tonnes (100 per cent basis) expected from the Pilbara in 2015.

In May 2014, the full incremental capacity of the second phase of the Concentrator Expansion Project at IOC was delivered with the commissioning of the additional ball mill.

Aluminium

	First half 2014	First half 2013	Change
Production (Rio Tinto share)
Bauxite (000 tonnes)	20,188	20,522	-2%
Alumina (000 tonnes)	3,650	3,363	+9%
Aluminium (000 tonnes)	1,671	1,677	—
Gross revenue (US$ millions)	5,752	6,294	-9%
Underlying EBITDA (US$ millions)	1,097	870	+26%
Underlying earnings (US$ millions)	373	214	+74%
Cash flows from operations (US$ millions)	297	456	-35%
Capital expenditure (US$ millions)	752	1,087	-31%

The Gove alumina refinery is on care and maintenance and reported separately from Aluminium within Other Operations.

Performance

The Aluminium group’s underlying earnings of $373 million were 74 per cent higher than in 2013 first half, and EBITDA margins improved further. The main drivers were growing momentum from the cost reduction initiatives, a weaker Australian and Canadian dollar and a further rise in market and product premiums, with 61 per cent of the Group’s primary metal sales sold as value added product generating a superior price. This was achieved despite a nine per cent decline in LME prices over the period which lowered earnings by $265 million.

Cash cost improvements lifted earnings by $162 million ($228 million pre-tax). The savings included greater production efficiencies and lower prices of raw materials, lower functional costs and increased production from Queensland Alumina (QAL), Yarwun, AP60 and Alma which lowered the unit cash cost of production.

Rio Tinto 2014 Form 6-K    15

Markets

The 2014 first half cash LME aluminium price averaged $1,753 per tonne, a decrease of nine per cent on 2013 first half.

Market premiums for aluminium are at record levels in all regions, and are expected to remain strong in the near term. With growing demand and tight physical markets, LME inventories have begun to decline. Much of the remaining inventory continues to be tied up in financing deals due to higher forward prices and low interest rates.

Bauxite prices remain strong, underpinned by growing demand and the Indonesian bauxite ban that remains in place.

Operations

The Gove bauxite mine has been operating as an export business since the curtailment of the alumina refinery in May 2014. Bauxite production and export capacity at Gove are expected to ramp up from current capacity of 6 Mt/a to 8 Mt/a by the end of 2015, following upgrades to export infrastructure. Group bauxite production was two per cent lower than in 2013 first half as Gove adjusted production to reflect the staged curtailment of the refinery.

First half alumina production was up nine per cent, reflecting stronger production at Yarwun and QAL which had both been impacted by ex-tropical cyclone Oswald in the first half of 2013. Production at Yarwun is expected to reach full capacity during the second half of 2015 as refinery design and construction challenges are progressively addressed.

Aluminium production for 2014 first half was in line with the same period of 2013. Productivity gains across the portfolio, coupled with production from the new AP60 smelter, offset the loss of production from Shawinigan which closed in November 2013.

Further actions were taken to streamline the portfolio with the announcement on 3 July 2014 that Hydro Aluminium ASA would acquire the Aluminium group’s 50 per cent interest in the SØRAL smelter in Norway.

New projects and growth options

In February 2014, the Group announced that a review of major capital projects had identified a project overrun in relation to the Kitimat Modernisation Project. The overrun evaluation is now complete and has identified the requirement for additional capital of $1.5 billion to complete the project. This was approved by the Board in August 2014, taking the total approved capital cost of the project to $4.8 billion. First production from the Kitimat Modernisation Project is expected during the first half of 2015.

Aligned to the Aluminium group’s bauxite growth strategy, the South of Embley project, a 22.5 Mt/a, tier one investment opportunity in Cape York, Queensland, with mining costs expected to be in the first quartile, continues under evaluation. Required regulatory permits are in place and the project is in advanced stage of study.

Rio Tinto 2014 Form 6-K    16

Copper

	First half 2014	First half 2013	Change
Production (Rio Tinto share)
Mined copper (000 tonnes)	323.0	263.0	+23%
Refined copper (000 tonnes)	170.4	135.9	+25%
Mined molybdenum (000 tonnes)	3.4	2.7	+27%
Mined gold (000 oz)	217	99	+119%
Refined gold (000 oz)	122	104	+17%
Gross revenue (US$ millions)	2,961	3,121	-5%
Underlying EBITDA (US$ millions)	1,177	896	+31%
Underlying earnings (US$ millions)	594	348	+71%
Cash flows from operations* (US$ millions)	554	331	+67%
Capital expenditure (US$ millions)	1,011	1,580	-36%

*	Cash flows from operations exclude operating cash flows from equity accounted units (Escondida) but include dividends from equity accounted units.

Performance

The Copper group’s underlying earnings of $594 million were 71 per cent higher than 2013 first half. This strong performance reflected increased volumes at Kennecott Utah Copper (KUC) following the recovery from the pit wall slide in April 2013, delivery of further cash cost savings and lower exploration and evaluation spend. This momentum more than offset the impact of lower prices and a $22 million loss on disposal of the Pebble project in Alaska. Cash cost savings enhanced earnings by $206 million, or $289 million pre-tax, and were in addition to the $514 million of pre-tax savings achieved in 2013.

Cash flows from operations of $554 million were 67 per cent higher than 2013 first half due to recovery at KUC and the ramp-up of operations and sales at Oyu Tolgoi, which have more than offset the impact of divestments in 2013. The rate of customer collections at Oyu Tolgoi accelerated in 2014 first half and monthly sales exceeded production which supports inventory returning to appropriate levels by the end of 2014.

The Copper group remains focused on delivering its clear strategy with the immediate objective of improving the quality of its current earnings. During the half the focus continued in three key areas: enhancing productivity at all operations, improving cost performance and simplifying the portfolio around four tier one assets while building a pipeline of growth options to make the most of the attractive long term industry fundamentals.

Good progress has been made on simplifying the portfolio. In addition to the $1.8 billion of divestments in 2013, the Copper group announced:

•	In April 2014, a gifting of its 19.1 per cent shareholding in Northern Dynasty Minerals Ltd owner of the Pebble Project, to two local Alaskan charitable foundations.

•	In July 2014, the divestment of its interest in the Sulawesi nickel project in Indonesia.

•	In July 2014, that Turquoise Hill entered a share purchase agreement with National United Resources Holdings Limited for the sale of a 29.95 per cent interest in South Gobi Resources Ltd.

Markets

Average prices in 2014 first half were lower than 2013 first half. Copper declined nine per cent to 312 cents per pound, gold decreased 15 per cent to $1,290 per ounce and molybdenum declined two per cent to $12.10 per pound.

The total impact of price changes on the Copper group, including the effects of provisional pricing movements, resulted in a decrease in underlying earnings of $91 million compared with 2013 first half.

At 30 June 2014, the Group had an estimated 266 million pounds of copper sales that were provisionally priced at US 317 cents per pound. The final price of these sales will be determined during the second half of 2014. This compared with 254 million pounds of open shipments at 31 December 2013, provisionally priced at US 333 cents per pound.

Rio Tinto 2014 Form 6-K    17

Operations

Mined copper production increased 23 per cent on a like-for-like basis, driven by higher grades and concentrator recoveries at KUC and the ramp-up at Oyu Tolgoi.

At KUC, first half production of copper and gold contained in concentrates improved significantly on the same period in 2013. This reflected the recovery from the pit wall slide in April 2013, sustained improvements in grades at the mine, higher throughput, and improved recoveries at the concentrator following completion of the flotation expansion. Molybdenum production was 27 per cent higher compared with 2013 first half due to higher grades and throughput. Production of refined copper at KUC was brought forward in anticipation of the 65-day smelter shutdown planned to start in September, which is expected to lead to lower cathode production in the second half of 2014.

Mined copper production at Escondida decreased two per cent on the first half of 2013, driven by lower ore grades, which was partially offset by higher mill throughput.

First half production at Oyu Tolgoi was 61.5 thousand tonnes of copper and 179 thousand ounces of gold in concentrates (Rio Tinto share 20.6 thousand tonnes and 60 thousand ounces, respectively). Customer collections from the Chinese bonded warehouse accelerated, with the sale of 64.7 thousand tonnes of copper and 154 thousand ounces of gold in concentrates (100 per cent basis) recognised in the first half of 2014.

New projects and growth options

Growth opportunities in the portfolio are centred on development options at Resolution and La Granja and the second stage of development at Oyu Tolgoi. This requires the resolution of all outstanding shareholder issues, the finalisation and approval of the feasibility study by all shareholders including the Government of Mongolia, the agreement of a comprehensive funding plan including project finance and the receipt of all relevant permits before further investment will be undertaken. The outstanding shareholder issues include the satisfactory resolution of the recent tax claims and the potential breach of the Investment Agreement. Delays to the restart of the development of the underground project could have an adverse impact on the carrying value of Oyu Tolgoi and result in impairment.

On 23 June 2014, Oyu Tolgoi LLC received an audit report from the Mongolian Tax Authority claiming unpaid taxes, penalties and disallowed entitlements associated with the initial development of the Oyu Tolgoi mine. On 25 June, Turquoise Hill, a 50.8 per cent owned subsidiary of Rio Tinto, notified shareholders that a notice of dispute had been filed with the Government of Mongolia. All parties continue to work together to reach a common understanding of these issues.

Project finance commitments have been extended to 30 September 2014.

Rio Tinto 2014 Form 6-K    18

Energy

	First half 2014	First half 2013	Change
Production (Rio Tinto share)
Hard coking coal (000 tonnes)	3,888	3,552	+9%
Semi-soft coking coal (000 tonnes)	1,839	2,186	-16%
Thermal coal (000 tonnes)	11,618	11,030	+5%
Uranium (000 lbs)	1,099	4,744	-77%
Gross revenue (US$ millions)	2,355	2,592	-9%
Underlying EBITDA (US$ millions)	211	402	-48%
Underlying loss (US$ millions)	(19)	(52)	+63%
Cash flows from operations (US$ millions)	193	278	-31%
Capital expenditure (US$ millions)	106	510	-79%

Performance

The Energy group’s underlying loss of $19 million compared with 2013 first half loss of $52 million. A programme of aggressive cost and productivity improvements, which saw record half year thermal coal production, boosted earnings by $91 million ($128 million pre-tax) while benefits associated with weaker local currencies added a further $130 million. This was offset by significantly lower prices, which reduced earnings by $205 million, and a reduced contribution following suspension of uranium processing operations at Energy Resources of Australia (ERA). Operating cash flows were driven by lower EBITDA.

Markets

At the end of the first half of 2014 thermal coal prices had declined to the lowest level since October 2009 with downward price pressure the result of global oversupply. Despite this, demand for Rio Tinto’s products from the major markets of Japan, Korea and Taiwan remained strong.

The coking coal market has also been impacted by oversupply in 2014 first half, with prices now stable but low relative to prior years. Demand from India continues to grow in line with its increasing steel demand.

Uranium spot prices are at levels not experienced since June 2005. As existing long term contracts expire, further curtailments and closures are expected to occur. Any recovery is likely to be dampened by record inventory levels.

Operations

Hard coking coal production in Australia was ten per cent higher than the first half of 2013. This was largely driven by increased production at the Kestrel mine, where the coal handling preparation plant had been shut for upgrade works in the first half of 2013 as part of the extension project completed later that year.

Semi-soft coking coal production was 16 per cent lower than the first half of 2013. This reflects changes in the production mix to maximise higher margin thermal coal.

Australian thermal coal production increased by six per cent compared with 2013 first half due to productivity gains in the Hunter Valley and additional volumes produced from a processing plant by-product stream at Hail Creek.

First half production in Mozambique was affected by rail and port constraints, as well as stoppages and operational changes in response to security considerations in the first quarter. On 30 July 2014, Rio Tinto announced that it reached an agreement to sell the Benga coal mine and other projects in the Tete province of Mozambique, to International Coal Ventures Private Limited for $50 million.

First half uranium production declined 77 per cent on the same period of 2013 with both ERA and Rössing experiencing leach tank failures in December 2013. Processing operations were suspended at ERA and were progressively restarted from 5 June following receipt of regulatory approvals. At Rössing, processing operations were reduced in the first quarter due to the December leach tank failure and in the second quarter following a planned maintenance shutdown.

Rio Tinto 2014 Form 6-K    19

Diamonds & Minerals

	First half 2014	First half 2013	Change
Production (Rio Tinto share)
Titanium dioxide (000 tonnes)	762	888	-14%
Borates (000 tonnes)	259	248	+4%
Diamonds (000 carats)	7,482	7,370	+2%
Salt (000 tonnes)	3,374	3,255	+4%
Gross revenue (US$ millions)	1,979	2,046	-3%
Underlying EBITDA (US$ millions)	567	550	+3%
Underlying earnings (US$ millions)	160	192	-17%
Underlying earnings pre-Simandou (US$ millions)	184	216	-15%
Cash flows from operations (US$ millions)	424	334	+27%
Capital expenditure (US$ millions)	241	552	-56%

The Simandou iron ore project is reported within Diamonds & Minerals, reflecting management responsibility.

Performance

The Diamonds & Minerals group’s underlying earnings of $160 million were 17 per cent lower than 2013 first half. 2014 first half earnings include the impact of tax settlements in Rio Tinto Diamonds of $25 million relating largely to prior years. Excluding this, and the impact of other tax changes, earnings were nine per cent higher than 2013 first half. This reflected favourable exchange rates, higher diamond prices, lower exploration and evaluation costs, a moderate increase in titanium dioxide feedstock volumes and $43 million of cash cost improvements ($60 million pre-tax), partly offset by lower prices for zircon, titanium dioxide feedstocks, borates and metallics. In absolute terms, cash operating costs were $188 million lower than 2013 first half including a $100 million benefit from exchange rate movements. Cash flows from operations of $424 million were 27 per cent higher than 2013 first half, reflecting higher EBITDA and improved working capital management.

Markets

The market for titanium dioxide and zircon has shown signs of stabilisation as industry-wide inventories have continued their return towards historical levels.

Demand for borates has been stable, with a modest increase in 2014 first half primarily due to higher demand from agriculture and from the US housing industry.

During 2014 first half, industry diamond prices moved up by eight per cent. In the medium to long run, strong demand growth is expected, especially from India and China, as disposable incomes rise, leading to higher consumer luxury demand.

Operations

Titanium dioxide feedstock production was 14 per cent lower than the first half of 2013 reflecting soft market demand. Production continues to be optimised to align with market demand and, as a result, the planned rebuild of one of nine furnaces at Rio Tinto Fer et Titane remains postponed.

Borates production was four per cent higher than in 2013 first half in response to higher sales demand and in preparation for commissioning of the new modified direct dissolving of kernite process plant in the third quarter of 2014.

Rio Tinto 2014 Form 6-K    20

First half diamond production was two per cent higher than the same period of 2013 with a strong operational performance at Diavik offsetting marginally lower carats at Argyle, reflecting the move from open pit to underground mining and the processing of lower grade tailings in the first quarter of 2014 as underground production ramped up.

New projects and growth options

The feasibility study for the Zulti South extension at Richards Bay Minerals in South Africa is expected to be completed towards the end of 2014. If approved, commissioning is scheduled for 2017 with an anticipated capital cost of around $400 million.

The Argyle underground mine remains on track to reach full capacity in 2015, with the second crusher commissioned in July 2014. This is designed to extend the mine life of Argyle until at least 2020.

The feasibility study to develop the A21 kimberlite pipe at Diavik Diamond Mine is expected to be complete in 2014. If approved, production will commence in the fourth quarter of 2018.

On 26 May 2014, Rio Tinto and its partners, Chinalco and the International Finance Corporation, signed the Investment Framework with the Government of Guinea for blocks 3 and 4 of the Simandou iron ore project. This provides the legal and commercial foundation for the project. The Investment Framework was ratified by the Guinean National Assembly in June 2014, followed by Supreme Court review and the Presidential promulgation. The project partners are continuing to work towards the completion of a feasibility study and the establishment of a funding consortium to build the infrastructure. These two elements will provide the basis for disciplined capital allocation decisions.

Other Operations

	First half 2014	First half 2013	Change
Production (Rio Tinto share)
Alumina (000 tonnes)	676	1,069	-37%
Gross revenue (US$ millions)	195	1,414	-86%
Underlying EBITDA (US$ millions)	(233)	(195)	-19%
Underlying earnings (US$ millions)	(182)	(158)	-15%
Capital expenditure (US$ millions)	(35)	220	n/a

The Gove alumina refinery is reported in Other Operations. The curtailment of production was completed on 28 May 2014 and the refinery has now moved to care and maintenance.

Central exploration

	First half 2014	First half 2013	Change
US$ millions
Central exploration (post-tax)	(63)	(75)	-16%
Divestments	(6)	–	n/a

Post-tax charge	(69)	(75)	+8%

Central exploration expenditure in 2014 first half (post divestments and post-tax) resulted in a charge to underlying earnings of $69 million, largely consistent with 2013 first half.

Rio Tinto 2014 Form 6-K    21

DIRECTORS’ REPORT

for the half year ended 30 June 2014

Review of operations and important events

A detailed review of the Group’s operations, the results of those operations during the half year ended 30 June 2014 and likely future developments are given on pages 1 to 21. Important events that have occurred during the period and up until the date of this report are set out below.

On 13 January 2014, Rio Tinto acquired 510,983,220 common shares of Turquoise Hill under Turquoise Hill’s rights offering at a total cost of C$1,292,787,546.60 or C$2.53 per share. The purchase represented approximately 50.8 per cent of the common shares offered under the rights offering. The rights offering was fully subscribed. Turquoise Hill used a portion of the funds it received under the rights offering to repay all amounts outstanding under the US$1.8 billion interim funding facility and the US$600 million secured bridge funding facility each provided to Turquoise Hill by Rio Tinto.

On 28 January 2014, Rio Tinto Mining and Exploration Limited (RTMEL) received 44,126,780 common shares of Minera IRL Limited (IRL), representing approximately 19.44 per cent of the issued and outstanding common shares of IRL. The shares formed part of the consideration agreed to in the 2006 option agreement on the Ollachea Gold Project between RTMEL and IRL. The consideration for each share was C$0.1790. The shares were issued from IRL’s treasury and were not purchased by RTMEL via a market transaction. RTMEL may increase or decrease the investment in shares depending on its evaluation of the business, prospects and financial condition of IRL, the market for IRL’s securities, general economic and tax conditions and other factors. Additionally, should RTMEL not sell any of the shares for a period of one year, RTMEL shall be entitled to a cash incentive payment.

On 12 February 2014, Rio Tinto entered into an option agreement with LNG Canada, a joint venture comprising Shell Canada Energy, Phoenix Energy Holdings Limited (an affiliate of Petro-China Investment (Hong Kong) Limited), Kogas Canada LNG Ltd. (an affiliate of Korea Gas Corporation) and Diamond LNG Canada Ltd. (an affiliate of Mitsubishi Corporation) to acquire or lease a wharf and associated land at its port facility at Kitimat, British Columbia, Canada. LNG Canada is proposing to construct and operate a natural gas liquefaction plant and marine terminal export facility at Kitimat. The agreement provides LNG Canada with a staged series of options payable against project milestones. The financial arrangements are commercially confidential.

On 7 April 2014, Rio Tinto announced its intention to gift its 19.1 per cent shareholding in Northern Dynasty Minerals Ltd (Northern Dynasty), owner of the Pebble Project, to two local Alaskan charitable foundations. The decision followed the strategic review announced last year of Rio Tinto’s interest in Northern Dynasty which concluded the Pebble Project did not fit with Rio Tinto’s strategy. The shares in Northern Dynasty were divided equally between the Alaska Community Foundation to fund educational and vocational training and the Bristol Bay Native Corporation Education Foundation, which supports educational and cultural programmes in the region.

On 30 April 2014, Rio Tinto filed a complaint in the United States District Court for the Southern District of New York against the following defendants: Vale, S.A., Beny Steinmetz, BSG Resources Limited, BSG Resources (Guinea) Ltd. aka BSG Resources Guinée Ltd, BSGR Guinea Ltd. BVI, BSG Resources Guinée SARL aka BSG Resources (Guinea) SARL aka VBG-Vale BSGR Guinea, Frederic Cilins, Michael Noy, Avraham Lev Ran, Mamadie Touré, and Mahmoud Thiam. The Complaint relates to the loss of half of Rio Tinto’s mining concession in the Simandou region of south-east Guinea in 2008. Rio Tinto is asking the Court to award compensatory, consequential, exemplary and punitive damages to Rio Tinto in an amount to be determined at trial.

On 13 May 2014, Rio Tinto announced that its Pilbara iron ore system of mines, rail and ports had reached a run rate of 290 million tonnes a year (Mt/a), two months ahead of schedule.

Rio Tinto 2014 Form 6-K    22

On 26 May 2014, the Government of Guinea and its partners, Rio Tinto, Chinalco and the IFC, signed the Investment Framework (“IF”) for blocks 3 and 4 of Simandou. The signing provides the legal and commercial foundation for the project.

On 29 May 2014, Rio Tinto completed the sale of its 50.1 per cent interest in the Clermont Joint Venture to GS Coal Pty Ltd, a company jointly owned by Glencore and Sumitomo Corporation, for US$1.015 billion. Under the terms of the sale, Glencore has now taken over management of Clermont mine, which produces thermal coal in central Queensland.

Rio Tinto 2014 Form 6-K    23

NON-GAAP MEASURES

The Group presents certain non-GAAP financial measures, including underlying earnings, which are reconciled to directly comparable IFRS financial measures below. These non-GAAP measures are used internally by management to assess the performance of the business. They are not a substitute for the IFRS measures and should be considered alongside those measures.

Reconciliation of Net earnings to Underlying earnings

	Pre-tax HY2014 US$m	Tax HY2014 US$m	Non- controlling interests HY2014 US$m	Net amount HY2014 US$m	Net amount HY2013 US$m
Exclusions from Underlying earnings
Impairment charges (a)	(1,142)	299	—	(843)	(119)
Losses and gains on disposal of interests in businesses (b)	(362)	194	11	(157)	114
Exchange and derivative gains/(losses):
- Exchange gains/(losses) on US dollar net debt and intragroup balances	709	(236)	7	480	(2,052)
- Gains on currency and interest rate derivatives not qualifying for hedge accounting (c)	21	—	5	26	5
- Gains on commodity derivatives not qualifying for hedge accounting (d)	114	(31)	—	83	193
Other exclusions (e)	(420)	19	98	(303)	(650)

Total excluded from Underlying earnings	(1,080)	245	121	(714)	(2,509)

Net earnings	6,092	(1,807)	117	4,402	1,720

Underlying earnings	7,172	(2,052)	(4)	5,116	4,229

Underlying earnings is reported by Rio Tinto to provide greater understanding of the underlying business performance of its operations. Underlying earnings and Net earnings both represent amounts attributable to owners of Rio Tinto. Exclusions from Underlying earnings relating to equity accounted units (‘EAUs’) are stated after tax and included in the column ‘Pre-tax’. Items (a) to (e) below are excluded from Net earnings in arriving at Underlying earnings.

(a)	Charges relating to impairment of non-current assets other than undeveloped projects.

Impairment charges of US$843 million net of tax relate to the Group’s aluminium business. As a result of further revisions to future capital required to complete the modernisation project at Kitimat in British Columbia, and related impacts on the project, the value of the Kitimat assets diminished. Other impairment charges relate to site closure and an anticipated disposal in the Aluminium portfolio.

In 2013, the post-tax impairment charge of US$119 million represented adjustments to reduce the carrying value of the Eagle nickel-copper project to fair value less cost of disposal (‘FVLCD’) after the signing of a binding sales agreement, and the impact of commodity prices on certain short-lived copper-gold assets.

(b)	Net post-tax losses on disposal of interests in businesses of US$157 million arise mainly from indemnities provided in respect of prior disposals, and further adjustments in respect of contractual obligations for product sales and delivery which remain with the Group following sale of the Clermont mine on 29 May 2014.

Gains on disposal of interests in businesses in 2013 mainly relate to the Group’s disposal of part of its remaining interest in Constellium (formerly Alcan Engineered Products).

(c)	Valuation changes on currency and interest rate derivatives, which are ineligible for hedge accounting, other than those embedded in commercial contracts, and the currency revaluation of embedded US dollar derivatives contained in contracts held by entities whose functional currency is not the US dollar.

(d)	Valuation changes on commodity derivatives, including those embedded in commercial contracts, that are ineligible for hedge accounting, but for which there will be an offsetting change in future Group earnings.

(e)	Other credits and charges that individually or in aggregate, if of a similar type, are of a nature or size to require exclusion in order to provide additional insight into business performance.

Other exclusions include, in addition to corporate project expenditure and restructuring costs, a charge of US$230 million before non-controlling interests, calculated in accordance with IFRS 2 ‘Share-based Payment’, which reflects the discount to an estimate of fair value at which shares are transferrable to the Government of Guinea under the Investment Framework ratified on 26 May 2014. Refer to other disclosures on page F-12.

Other exclusions in 2013 included the estimate at 30 June 2013 of charges relating to a pit-wall slide at Kennecott Utah Copper, in addition to the adjustments relating to inventory sold by Richards Bay Minerals (‘RBM’) during the period which had been revalued on initial consolidation in 2012, and corporate project expenditure incurred in order to achieve cost and headcount reductions.

Rio Tinto 2014 Form 6-K    24

Rio Tinto Group

Unaudited Condensed Interim Financial Statements

Period ended June 30, 2014

TABLE OF CONTENTS

Primary financial statements

Group income statement	F-1

Group statement of comprehensive income	F-2

Group statement of cash flows	F-3

Group statement of financial position	F-4

Group statement of changes in equity	F-5

Notes to financial statements

Note 1 – Basis of preparation	F-6

Note 2 – Consolidated net debt	F-7

Note 3 – Geographical analysis (by destination)	F-7

Note 4 – Prima facie tax reconciliation	F-8

Note 5 – Fair value disclosure for financial instruments	F-9

Note 6 – Acquisitions and disposals	F-11

Note 7 – Other disclosures	F-12

Note 8 – Events after the statement of financial position date	F-13

Group income statement

	Six months to 30 June 2014 US$m	Six months to 30 June 2013 US$m
Continuing operations
Consolidated sales revenue	24,337	24,511
Net operating costs (excluding items shown separately)	(16,893)	(18,092)
Impairment charges (a)	(1,142)	(242)
Net (losses)/gains on disposal of interests in businesses (b)	(362)	113
Exploration and evaluation costs	(340)	(527)
Loss relating to interests in undeveloped projects	(17)	(6)

Operating profit	5,583	5,757
Share of profit after tax of equity accounted units	306	330

Profit before finance items and taxation	5,889	6,087
Finance items
Net exchange gains/(losses) on external debt and intragroup balances	707	(2,575)
Net gains on derivatives not qualifying for hedge accounting	19	43
Finance income	32	47
Finance costs (c)	(367)	(203)
Amortisation of discount	(188)	(188)

	203	(2,876)

Profit before taxation	6,092	3,211
Taxation	(1,807)	(1,526)

Profit for the period	4,285	1,685

- attributable to owners of Rio Tinto (net earnings)	4,402	1,720
- attributable to non-controlling interests	(117)	(35)

Earnings per share (d)

- basic	238.2c	93.1c
- diluted	237.0c	92.6c

(a)	The pre-tax impairment charge of US$1,142 million relates to the Group’s aluminium business. As a result of further revisions to future capital required to complete the modernisation project at Kitimat in British Columbia, and related impacts on the project, the recoverable value of the Kitimat cash-generating unit diminished. The consequent fall in fair value less costs of disposal (‘FVLCD’) below carrying value resulted in a pre-tax impairment charge to property, plant and equipment of US$1,092 million.

The recoverable amount for the Kitimat cash-generating unit is US$2,184 million. This recoverable amount is classified as level 3 under the fair value hierarchy. In arriving at FVLCD, post-tax cash flows expressed in real terms have been estimated over the useful economic life of the modernised smelter, which is the principal asset of the cash-generating unit, and discounted using a post-tax discount rate of 7.3 per cent (2013: 7.3 per cent).

Other impairment charges during 2014 relate to site closure and an anticipated disposal in the Aluminium portfolio.

In 2013, the pre-tax impairment charge of US$242 million represents adjustments to reduce the carrying value of the Eagle nickel-copper project to FVLCD after the signing of a binding sales agreement on 12 June 2013, and the impact of commodity prices on certain short-lived copper-gold assets.

(b)	Pre-tax losses of US$362 million arise mainly from further adjustments in respect of contractual obligations for product sales and delivery which remain with the Group following sale of the Group’s interest in the Clermont mine on 29 May 2014, and indemnities provided in respect of prior disposals.

Net gains on disposal of interests in businesses in 2013 mainly related to the Group’s disposal of part of its remaining interest in Constellium (formerly Alcan Engineered Products).

(c)	Finance costs in the income statement include hedging adjustments and are net of amounts capitalised of US$263 million (30 June 2013: US$393 million).

(d)	For the purposes of calculating basic earnings per share, the weighted average number of Rio Tinto plc and Rio Tinto Limited shares outstanding during the period was 1,848.2 million (30 June 2013: 1,847.3 million), being the average number of Rio Tinto plc shares outstanding of 1,412.9 million (30 June 2013: 1,411.5 million), plus the average number of Rio Tinto Limited shares outstanding of 435.3 million (30 June 2013: 435.8 million). The profit figures used in the calculation of basic and diluted earnings per share are based on profits attributable to owners of Rio Tinto.

For the purposes of calculating diluted earnings per share, the effect of dilutive securities is added to the weighted average number of shares. This effect is calculated under the treasury stock method.

Rio Tinto 2014 Form 6-K    F-1

Group statement of comprehensive income

	Six months to 30 June 2014 US$m	Six months to 30 June 2013 US$m
Profit after tax for the period	4,285	1,685
Other comprehensive (loss)/income:
Items that will not be reclassified to profit or loss:
Actuarial (losses)/gains on post retirement benefit plans	(609)	1,635
Share of other comprehensive income of equity accounted units net of tax	1	4
Tax relating to components of other comprehensive income	170	(480)

	(438)	1,159

Items that have been/may be reclassified subsequently to profit or loss:
Currency translation adjustment (a)	833	(2,285)
Fair value movements:
- Cash flow hedge losses	(38)	(2)
- Cash flow hedge losses transferred to the income statement	12	91
- Losses on revaluation of available for sale securities	(19)	(110)
- Losses on revaluation of available for sale securities transferred to the income statement	6	—
Share of other comprehensive income of equity accounted units net of tax	16	31
Tax relating to components of other comprehensive income	(9)	(39)

	801	(2,314)

Other comprehensive income/(loss) for the period, net of tax	363	(1,155)

Total comprehensive income for the period	4,648	530

- attributable to owners of Rio Tinto	4,654	980
- attributable to non-controlling interests	(6)	(450)

(a)	Excludes a currency translation credit of US$278 million (30 June 2013: charge of US$608 million) arising on Rio Tinto Limited’s share capital for the period ended 30 June 2014, which is recognised in the Group statement of changes in equity as set out on page F-5.

Rio Tinto 2014 Form 6-K    F-2

Group statement of cash flows

	Six months to 30 June 2014 US$m	Six months to 30 June 2013 US$m
Cash flows from consolidated operations (a)	8,618	7,474
Dividends from equity accounted units	42	531

Cash flows from operations	8,660	8,005
Net interest paid	(538)	(579)
Dividends paid to holders of non-controlling interests in subsidiaries	(161)	(3)
Tax paid	(2,505)	(1,906)

Net cash generated from operating activities	5,456	5,517
Cash flows from investing activities
Purchase of property, plant & equipment and intangible assets (b)	(3,845)	(6,960)
Disposals of subsidiaries, joint arrangements & associates (c)	999	130
Purchases of financial assets	(51)	(85)
Other funding of equity accounted units	(84)	(93)
Other investing cash flows	265	65

Cash used in investing activities	(2,716)	(6,943)

Cash flows before financing activities	2,740	(1,426)
Cash flows from financing activities
Equity dividends paid to owners of Rio Tinto	(2,006)	(1,717)
Repayment of borrowings	(3,061)	(635)
Proceeds from additional borrowings	401	4,040
Proceeds from issue of equity to non-controlling interests	1,229	70
Other financing cash flows	70	37

Net cash flow from financing activities	(3,367)	1,795

Effects of exchange rates on cash and cash equivalents	(6)	(23)

Net (decrease)/increase in cash and cash equivalents	(633)	346

Opening cash and cash equivalents less overdrafts	10,209	7,272

Closing cash and cash equivalents less overdrafts (d)	9,576	7,618

(a) Cash flows from consolidated operations
Profit from continuing operations	4,285	1,685
Adjustments for:
Taxation	1,807	1,526
Finance items	(203)	2,876
Share of profit after tax of equity accounted units	(306)	(330)
Loss/(gain) on disposal of interests in businesses	362	(113)
Impairment charges net of reversals	1,142	242
Depreciation and amortisation	2,258	2,281
Provisions (including exchange differences on provisions)	557	622
Utilisation of provisions	(528)	(481)
Utilisation of provision for post retirement benefits	(159)	(377)
Change in inventories	111	(352)
Change in trade and other receivables	484	250
Change in trade and other payables	(1,390)	(576)
Other items	198	221

	8,618	7,474

(b)	Capital expenditure includes US$272 million (30 June 2013: US$201 million) capitalised in accordance with IFRIC 20 ‘Stripping costs in the production phase of a surface mine’; a significant proportion of amounts capitalised relate to the Group’s Copper operations.

(c)	Disposal proceeds mainly comprise amounts received following completion of the sale of the Group’s interest in the Clermont mine on 29 May 2014.

(d)	Closing cash and cash equivalents less overdrafts at 30 June 2014 differs from cash and cash equivalents on the Group statement of financial position as it includes overdrafts of US$24 million (31 December 2013: US$7 million) reported within ‘borrowings and other financial liabilities’.

Rio Tinto 2014 Form 6-K    F-3

Group statement of financial position

	30 June 2014 US$m	31 December 2013 US$m
Non-current assets
Goodwill	1,370	1,349
Intangible assets	6,278	5,421
Property, plant and equipment	73,326	70,827
Investments in equity accounted units	4,412	3,957
Inventories	490	511
Deferred tax assets	3,987	3,555
Trade and other receivables	1,487	2,140
Other financial assets (including tax recoverable and loans to equity accounted units)	1,138	983

	92,488	88,743
Current assets
Inventories	5,636	5,737
Trade and other receivables	4,303	4,667
Other financial assets (including tax recoverable and loans to equity accounted units)	500	710
Cash and cash equivalents	9,600	10,216

	20,039	21,330
Assets of disposal groups held for sale	64	952

Total assets	112,591	111,025

Current liabilities
Borrowings and other financial liabilities	(2,492)	(3,926)
Trade and other payables	(7,077)	(8,400)
Tax payable	(718)	(1,126)
Provisions including post retirement benefits	(1,869)	(1,738)

	(12,156)	(15,190)
Non-current liabilities
Borrowings and other financial liabilities	(23,612)	(24,625)
Trade and other payables	(949)	(576)
Tax payable	(457)	(468)
Deferred tax liabilities	(4,050)	(4,140)
Provisions including post retirement benefits	(13,483)	(12,343)

	(42,551)	(42,152)
Liabilities of disposal groups held for sale	(105)	(181)

Total liabilities	(54,812)	(57,523)

Net assets	57,779	53,502

Capital and reserves
Share capital (a)
- Rio Tinto plc	230	230
- Rio Tinto Limited	5,189	4,911
Share premium account	4,282	4,269
Other reserves	13,550	12,871
Retained earnings	25,730	23,605

Equity attributable to owners of Rio Tinto	48,981	45,886
Attributable to non-controlling interests	8,798	7,616

Total equity	57,779	53,502

(a)	At 30 June 2014, Rio Tinto plc had 1,413.8 million ordinary shares in issue and held by the public, and Rio Tinto Limited had 435.8 million shares in issue and held by the public. As required to be disclosed under the ASX Listing Rules, the net tangible assets per share amounted to US$22.35 (31 December 2013: US$21.16).

Rio Tinto 2014 Form 6-K    F-4

Group statement of changes in equity

Period ended

30 June 2014

	Attributable to owners of Rio Tinto
	Share capital US$m	Share premium US$m	Other reserves US$m	Retained earnings US$m	Total US$m	Non- controlling interests US$m	Total equity US$m
Opening balance	5,141	4,269	12,871	23,605	45,886	7,616	53,502
Total comprehensive income for the period (a)	—	—	689	3,965	4,654	(6)	4,648
Currency translation arising on Rio Tinto Limited’s share capital	278	—	—	—	278	—	278
Dividends	—	—	—	(2,006)	(2,006)	(159)	(2,165)
Own shares purchased from Rio Tinto shareholders to satisfy share options	—	—	(42)	—	(42)	—	(42)
Treasury shares reissued	—	13	—	2	15	—	15
Change in equity held by Rio Tinto	—	—	—	10	10	(10)	—
Equity issued to holders of non-controlling interests (b)	—	—	—	—	—	1,240	1,240
Employee share options and other IFRS 2 charges taken to the income statement	—	—	32	154	186	117	303

Closing balance	5,419	4,282	13,550	25,730	48,981	8,798	57,779

	Six months to 30 June 2014 US$m	Six months to 30 June 2013 US$m
Dividends per share: paid during the period	108.5c	94.5c
Dividends per share: proposed in the announcement of the results for the period	96.0c	83.5c

Period ended

30 June 2013

	Attributable to owners of Rio Tinto
	Share capital US$m	Share premium US$m	Other reserves US$m	Retained earnings US$m	Total US$m	Non- controlling interests US$m	Total equity US$m

Opening balance	5,945	4,244	14,868	21,496	46,553	11,187	57,740
Total comprehensive income for the period (a)	—	—	(1,865)	2,845	980	(450)	530
Currency translation arising on Rio Tinto Limited’s share capital	(608)	—	—	—	(608)	—	(608)
Dividends	—	—	—	(1,717)	(1,717)	(6)	(1,723)
Own shares purchased from Rio Tinto shareholders to satisfy share options	—	—	(65)	—	(65)	—	(65)
Treasury shares reissued	—	40	—	4	44	—	44
Change in equity held by Rio Tinto	—	—	—	71	71	(43)	28
Equity issued to holders of non-controlling interests	—	—	—	—	—	70	70
Employee share options and other IFRS 2 charges taken to the income statement	—	—	32	31	63	—	63

Closing balance	5,337	4,284	12,970	22,730	45,321	10,758	56,079

(a)	Refer to Group statement of comprehensive income for further details.

(b)	Equity issued to holders of non-controlling interests during 2014 includes US$1.2 billion of proceeds from a rights issue by Turquoise Hill in January 2014.

Rio Tinto 2014 Form 6-K    F-5

1 Basis of preparation

The condensed consolidated interim financial statements included in this report have been prepared in accordance with International Accounting Standard (‘IAS’) 34 ‘Interim financial reporting’ as adopted by the European Union (‘EU’), the Disclosure and Transparency Rules (‘DTR’) of the Financial Conduct Authority (‘FCA’) applicable to interim financial reporting and an Order under section 340 of the Australian Corporations Act 2001 issued by the Australian Securities and Investments Commission on 22 December 2010 (as amended on 17 February 2012).

These condensed interim financial statements represent a ‘condensed set of financial statements’ as referred to in the DTR issued by the FCA. Accordingly, they do not include all of the information required for a full annual financial report and are to be read in conjunction with the Group’s annual financial statements for the year ended 31 December 2013. These annual financial statements were prepared in accordance with International Financial Reporting Standards (‘IFRS’) and interpretations issued from time to time by the IFRS Interpretations Committee and adopted by the EU that were mandatory for calendar year 2013 or, in certain cases permitted to be early adopted.

Accounting policies

The IFRS condensed consolidated interim financial statements have been drawn up on the basis of accounting policies, methods of computation and presentation consistent with those applied in the financial statements for the year ended 31 December 2013 except that the Group has early adopted IFRIC 21 ‘Levies’ which has been endorsed by the EU and a number of amendments issued by the International Accounting Standards Board (‘IASB’) which apply for the first time in 2014. These new pronouncements do not have a significant impact on the accounting policies, methods of computation or presentation applied by the Group and therefore the prior period consolidated financial statements have not been restated. The Group has not early adopted any other amendments, standards or interpretations that have been issued but are not yet effective.

The critical accounting judgements and key sources of estimation uncertainty for the half year are the same as those disclosed in the Group’s consolidated financial statements for the year ended 31 December 2013.

In the interim financial statements for the six months ended 30 June 2013, a balance of US$1,080 million was included in Trade and other receivables which should have been offset against an amount of US$1,080 million included in Trade and other payables to comply with the group’s accounting policies.

The financial information by business unit and the geographic analysis of sales by destination provided on pages 11 to 13 and F-7 respectively, satisfy the disclosure requirements of IFRS 8 ‘Operating Segments’ for interim financial statements and also provide additional voluntary disclosure which the Group considers is useful to the users of the financial statements.

Rio Tinto 2014 Form 6-K    F-6

2 Consolidated net debt

	30 June 2014 US$m	31 December 2013 US$m
Analysis of changes in consolidated net debt (a)
Opening balance	(18,055)	(19,192)
Adjustment on currency translation	(679)	2,051
Exchange gains/(losses) charged to the income statement	634	(2,120)
Cash movements excluding exchange movements	2,009	1,076
Other movements	(44)	130

Closing balance	(16,135)	(18,055)

Total borrowings in the statement of financial position (b)	(26,025)	(28,460)
Derivatives related to net debt (included in ‘Other financial assets/liabilities’)	276	173
EAU funded balances excluded from net debt	14	16

Adjusted total borrowings	(25,735)	(28,271)

Cash and cash equivalents	9,600	10,216

Consolidated net debt	(16,135)	(18,055)

(a)	Consolidated net debt is stated net of the impact of certain funding arrangements between EAUs and partially owned subsidiaries (EAU funded balances). This adjustment is required in order to avoid showing borrowings twice in the net debt disclosure, where funding has been provided to an EAU by the Group and subsequently on lent by the EAU to a consolidated Group subsidiary.

(b)	Total borrowings are combined with other current financial liabilities of US$12 million (31 December 2013: US$10 million) and non-current financial liabilities of US$67 million (31 December 2013: US$81 million) in the statement of financial position.

3 Geographical analysis (by destination)

	Six months to 30 June 2014%	Six months to 30 June 2013%	Six months to 30 June 2014 US$m	Six months to 30 June 2013 US$m
Gross revenue by destination (a)
China	37.8	33.2	9,665	8,812
Japan	16.2	15.4	4,155	4,080
Other Asia	14.9	15.9	3,801	4,234
United States of America	12.6	13.6	3,226	3,620
Other Europe (excluding United Kingdom)	8.4	11.4	2,149	3,017
Canada	2.7	2.5	701	661
Australia	2.5	2.1	652	570
United Kingdom	0.9	0.8	233	202
Other	4.0	5.1	988	1,367

Gross revenue	100.0	100.0	25,570	26,563

Share of equity accounted units’ sales			(1,233)	(2,052)

Consolidated sales revenue			24,337	24,511

The financial information by business unit and the geographic analysis of sales by destination satisfy the disclosure requirements of IFRS 8 ‘Operating Segments’ for interim financial statements and also provide additional voluntary disclosure which the Group considers is useful to the users of the financial statements.

(a)	Gross revenue is used by the Group in monitoring business performance (refer to the financial information by Business Unit on page 11). Gross revenue includes the sales revenue of equity accounted units (after adjusting for sales to subsidiaries) in addition to consolidated sales. Consolidated sales revenue includes subsidiary sales to equity accounted units which are not included in gross revenue.

Rio Tinto 2014 Form 6-K    F-7

4 Prima facie tax reconciliation

	Six months to 30 June 2014 US$m	Six months to 30 June 2013 US$m
Profit before taxation	6,092	3,211
Deduct: share of profit after tax of equity accounted units	(306)	(330)

Parent companies’ and subsidiaries’ profit before tax	5,786	2,881
Prima facie tax payable at UK rate of 21 per cent (2013: 23 per cent)	1,215	663
Higher rate of tax on Australian earnings at 30 per cent	630	562
Impact of items excluded from underlying earnings
Impairment charges	(59)	—
Gains and losses on disposal of businesses	(118)	(28)
Foreign exchange on intra-group balances	27	120
Foreign exchange on excluded finance items	66	(74)
Other exclusions	69	(79)
Other tax rates applicable outside the UK and Australia	24	11
Resource depletion and other depreciation allowances	(94)	(10)
Research, development and other investment allowances	(14)	(25)
Recognition of previously unrecognised deferred tax assets	(51)	(4)
Unrecognised current year operating losses	44	151
Other items (a)	68	239

Total taxation charge (b)	1,807	1,526

(a)	Other items include various adjustments to provisions for taxation of prior periods.

(b)	This tax reconciliation relates to the Group’s parent companies, subsidiaries, joint operations, and excludes equity accounted units. The Group’s share of profit of equity accounted units is net of tax charges of US$202 million (30 June 2013: US$221 million).

Rio Tinto 2014 Form 6-K    F-8

5 Fair value disclosure for financial instruments

Except where stated, the information given below relates to the financial instruments of the parent companies and their subsidiaries and joint operations, and excludes those of equity accounted units.

Fair values of financial instruments

The carrying amounts and fair values of all of the Group’s financial instruments which are not carried at an amount which approximates their fair value at 30 June 2014 and 31 December 2013 are shown in the following table. The fair values of the Group’s cash and cash equivalents and loans to equity accounted units approximate their carrying values as a result of their short maturity or because they carry floating rates of interest.

	30 June 2014		31 December 2013
	Carrying value US$m	Fair value US$m	Carrying value US$m	Fair value US$m
Short term borrowings	(2,480)	(2,515)	(3,916)	(3,924)
Medium and long term borrowings	(23,545)	(24,557)	(24,544)	(25,746)

Valuation hierarchy of financial instruments carried at fair value on a recurring basis

The table below shows the financial instruments carried at fair value by valuation method at 30 June 2014:

	Total (h)	Level 1 (a) (h)	Level 2 (b) (h)	Level 3 (c) (h)	Not held at fair value
Assets
Listed and unlisted equity shares and quoted funds	226	105	65	14	42
Other investments, including loans (d)	540	129	—	222	189
Trade receivables (e)	2,682	13	34	—	2,635

	3,448	247	99	236	2,866

Derivatives
Forward contracts: designated as hedges (f)	17	—	(2)	19	—
Forward contracts and option contracts: not designated as hedges (f)	299	—	(11)	310	—
Derivatives related to net debt (g)	276	(2)	278	—	—

	4,040	245	364	565	2,866

The table below shows the financial instruments carried at fair value by valuation method at 31 December 2013:

	Total (h)	Level 1 (a) (h)	Level 2 (b) (h)	Level 3 (c) (h)	Not held at fair value
Assets
Listed and unlisted equity shares and quoted funds	279	139	79	15	46
Other investments, including loans (d)	506	106	1	215	184

	785	245	80	230	230

Derivatives
Forward contracts: designated as hedges (f)	21	—	—	21	—
Forward contracts and option contracts: not designated as hedges (f)	231	2	19	210	—
Derivatives related to net debt (g)	173	—	173	—	—

	1,210	247	272	461	230

Rio Tinto 2014 Form 6-K    F-9

(a)	Valuation is based on unadjusted quoted prices in active markets for identical financial instruments. This category includes listed equity shares and other quoted funds.

(b)	Valuation is based on inputs that are observable for the financial instruments; these include quoted prices for similar instruments or identical instruments in markets which are not considered to be active, or inputs, either directly or indirectly based on observable market data.

(c)	Valuation is based on inputs for the asset or liability that are not based on observable market data (unobservable inputs).

(d)	Other Investments, including loans, comprise: Cash deposits in rehabilitation funds, government bonds, contingent consideration receivable from divested businesses, and royalty amounts receivable. The royalty receivables are valued based on an estimate of forward sales subject to the royalty agreement.

(e)	Trade receivables includes provisionally priced receivables relating to sales contracts where selling price is determined after delivery to the customer, based on the market price at the relevant quotation point stipulated in the contract. Revenue is recognised on provisionally priced sales based on the forward selling price for the period stipulated in the contract. Not included within the balance above are provisionally priced trade payables of US$11 million, wherein the fair value of the expected final price has fallen below the initial consideration received.

(f)	Level 3 derivatives consist of derivatives embedded in electricity purchase contracts linked to the LME with terms expiring between 2014 and 2040. The embedded derivatives are measured using discounted cash flows and option model valuation techniques. Long-term embedded derivatives with a fair value of US$299 million at 30 June 2014 are valued using significant unobservable inputs as the term of the derivative extends beyond the forward curve for aluminium.

Aluminium prices are flatlined beyond the market forward curve and increased by projected inflation up to the date of expiry of the contract.

The range of market prices is between US$2,356 per metric tonne in 2024 to US$3,156 in 2040.

The other contracts with a fair value of US$30 million at 30 June 2014 are categorised as level 3 as the market premium assumptions used represent unobservable inputs.

(g)	Interest rate and currency interest rate swaps are valued using applicable market quoted swap yield curves adjusted for relevant basis and credit default spreads. Currency interest rate swap valuations also use market quoted foreign exchange rates. A discounted cash flow approach is applied to the cash flows derived from the inputs to determine fair value.

(h)	There were no transfers between Level 1 and Level 2 or between Level 2 and Level 3 during the six months to 30 June 2014 or the year ended 31 December 2013.

Rio Tinto 2014 Form 6-K    F-10

5 Fair value disclosure for financial instruments (continued)

Level 3 Financial instruments

The table below shows the summary of changes in the fair value of the Group’s level 3 financial assets and financial liabilities for the six months to 30 June 2014 (year ended 31 December 2013).

Level 3 Financial assets and liabilities	30 June 2014	31 December 2013
Opening balance	461	189
Currency translation adjustments	7	(8)
(Losses)/gains (realised) included in:
– Consolidated sales revenue	—	(20)
– Net operating costs	(10)	150
Gains (unrealised) included in:
– Consolidated sales revenue	—	2
– Net operating costs	106	127
(Losses)/gains transferred into other comprehensive income	(3)	21
Additions	4	—

Closing balance	565	461

Total (losses)/gains included in the income statement for assets and liabilities	(10)	130

Sensitivity analysis in respect of level 3 derivatives

Forward contracts and options whose carrying value are valued using unobservable inputs are calculated using appropriate discounted cash flow and option model valuation techniques.

The most significant of these assumptions relates to long term pricing wherein internal pricing assumptions are used after the ten year LME curve. A ten per cent increase in long term metal pricing assumptions would result in a US$124 million (31 December 2013: US$165 million) decrease in carrying value. A ten per cent decrease in long term metal pricing assumptions would result in a US$69 million (31 December 2013: US$94 million) increase in carrying value.

6 Acquisitions and disposals

30 June 2014

Acquisitions

There were no material acquisitions during the six months ended 30 June 2014.

Disposals

On 29 May 2014, Rio Tinto completed the sale of its 50.1 per cent interest in the Clermont Joint Venture to GS Coal for US$1,015 million subject to finalisation of net debt and working capital adjustments. The net assets and liabilities of Clermont were included within assets and liabilities of disposal groups held for sale in the Group statement of financial position at 31 December 2013.

30 June 2013

There were no material acquisitions or disposals during the six months ended 30 June 2013.

Rio Tinto 2014 Form 6-K    F-11

7 Other disclosures

Simandou Investment Framework

On 26 May 2014, Rio Tinto and its Simandou project partners signed an Investment Framework with the Government of Guinea and agreed to transfer an equity interest in Simfer S.A., to the state. The arrangement allows the Government of Guinea to acquire equity interests of up to 25 per cent of Simfer S.A. at a discount to fair value and a further ten per cent at full fair value. Arrangements to transfer an interest in a subsidiary undertaking at a discount to fair value are considered to be a share-based payment. The discount provided or value given on the 25 per cent interest in Simfer S.A. has been calculated in accordance with IFRS 2 ‘Share-based payment’ as a charge of US$230 million.

The first tranche of shares comprising 7.5 per cent Non-Contributory Shares was transferred free of charge to the Government of Guinea on 26 May 2014. A second tranche comprising ten per cent Ordinary Contributory Shares may be acquired at any time for a pro rata share of historical mining cost. The third tranche of shares comprising 7.5 per cent Non-Contributory Shares may be transferred at any time after 22 April 2016 free of charge. The remaining two tranches of five per cent Ordinary Contributing Shares may be acquired by the Government of Guinea at market value at any time after 22 April 2026 and 22 April 2031 respectively.

Oyu Tolgoi cash generating unit

An impairment review of the Oyu Tolgoi cash-generating unit at 31 December 2013 resulted in a pre-tax impairment of US$1,149 million to goodwill and US$3,567 million to property, plant and equipment, primarily as a result of the delay in developing the underground mine. No goodwill remains in the Group’s statement of financial position following the 2013 impairment, however in accordance with IAS 36 ‘Impairment of Assets’, the Group is required at each reporting date to assess whether there are any indicators that an asset may be impaired.

A consideration of external and internal sources of information impacting the valuation of the Oyu Tolgoi cash-generating unit at 30 June 2014 did not indicate that Oyu Tolgoi was impaired.

The restart of the underground development is dependent upon approval by the shareholders of Oyu Tolgoi LLC of the feasibility study. Rio Tinto continues to engage with the Government of Mongolia with the aim of resolving a number of outstanding shareholder issues which have delayed the distribution of the feasibility study. Lender commitments for project financing are currently scheduled to expire on 30 September 2014. Delays to the relative timing of cash flows for restart of the development of the underground could have an adverse impact on the recoverable amount of the Oyu Tolgoi cash-generating unit and result in impairment.

Capital commitments

Capital commitments, excluding the Group’s share of joint venture capital commitments, were US$4,411 million (31 December 2013: US$5,499 million).

The Group’s share of joint venture capital commitments contracted for at 30 June 2014 but not yet incurred were US$1,302 million (31 December 2013: US$1,747 million).

Contingent liabilities (subsidiaries and joint operations)

Contingent liabilities, indemnities and other performance guarantees were US$354 million at 30 June 2014 (31 December 2013: US$489 million).

Indemnities and other performance guarantees represent the potential outflow of funds from the Group for the satisfaction of obligations including those under contractual arrangements (for example undertakings related to rehabilitation activities and supplier agreements) not provided for in the statement of financial position, where the likelihood of the guarantees or indemnities being called is assessed as possible rather than probable or remote. There were no contingent liabilities arising in relation to the Group’s joint ventures and associates.

There are a number of legal claims currently outstanding against the Group. No material loss to the Group is expected to result from these claims.

Rio Tinto 2014 Form 6-K    F-12

7 Other disclosures (continued)

GContingent assets

The Group has various insurance claims outstanding with reinsurers including claims relating to the Manefay slide at Kennecott Utah Copper in April 2013. An interim progress payment was received on this claim in 2013 and engagement with insurers continues.

Related party matters

Purchases relate largely to amounts charged by equity accounted units for toll processing of alumina and purchases of bauxite and aluminium. Sales relate largely to charges for supply of coal to jointly controlled marketing entities for onward sale to third party customers. Details of the Group’s principal equity accounted units are given in the 2013 Annual report.

Income statement items	Six months to 30 June 2014 US$m	Six months to 30 June 2013 US$m
Purchases from equity accounted units	(1,051)	(963)
Sales to equity accounted units	422	858

Cash flow statement items
Dividends from equity accounted units	42	531
Net funding of equity accounted units	(84)	(93)

Balance sheet items	30 June 2014 US$m	31 December 2013 US$m
Investments in equity accounted units	4,412	3,957
Loans to equity accounted units	91	94
Loans from equity accounted units	(51)	(86)
Trade and other receivables: amounts due from equity accounted units	638	615
Trade and other payables: amounts due to equity accounted units	(275)	(290)

Rio Tinto plc guarantees to pay the Rio Tinto Pension Fund (UK) any contributions due from Group companies participating in that fund, pro rata to its ownership of those companies and subject to certain conditions, in the event that the companies fail to meet their contribution requirements. Furthermore, Rio Tinto plc has in place a guarantee for the Rio Tinto Pension Fund, in the standard form required by the Pension Protection Fund (‘PPF’), to cover 105 per cent of the Fund’s liabilities measured on the PPF’s prescribed assumptions. Other similar guarantees in place include a Rio Tinto plc guarantee to the Rio Tinto 2009 pension fund, with no limit on liabilities.

In February 2011 an agreement between Alcan Holdings Switzerland and the Alcan Schweiz pension fund was executed whereby the funding deficit as at 31 December 2010 in relation to the pensioner population will be funded by Alcan Holdings Switzerland over a six year period.

8 Events after the statement of financial position date

Rio Tinto Coal Mozambique

On 30 July 2014, Rio Tinto announced that it had reached an agreement to sell Rio Tinto Coal Mozambique, which comprises the Benga coal mine and other projects in the Tete province of Mozambique, to International Coal Ventures Private Limited for US$50 million. The sale is subject to certain conditions precedent and regulatory approvals. The transaction is expected to close in the third quarter of 2014.

SouthGobi Resources Ltd

On 29 July 2014, Turquoise Hill announced that it had entered into a share purchase agreement with National United Resources Holdings Limited, for the sale of a 29.95 per cent stake in SouthGobi Resources Ltd. (‘SouthGobi’). Turquoise Hill has a 55.95 per cent interest in SouthGobi and Rio Tinto has 50.8 per cent ownership of Turquoise Hill. The transaction is expected to close during the second half of 2014.

Rio Tinto 2014 Form 6-K    F-13